

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Emmanuel Babeau
Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, NY 10017

      Re: Philip Morris International Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 11, 2022
          File No. 001-33708

Dear Emmanuel Babeau:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Manufacturing

cc: Suzanne Rich Folsom